2710 Wycliff Road
Raleigh, North Carolina 27607-3033
Telephone (919) 783-4603
Facsimile (919) 783-4535
Email roselyn.bar@martinmarietta.com

Roselyn R. Bar
Senior Vice President, General Counsel
and Corporate Secretary

April 28, 2014

Via EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Martin Marietta Materials, Inc.
Registration Statement on Form S-4
Filed March 3, 2014
File No. 333-194288
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 24, 2014
File No. 001-12744

Dear Mr. Reynolds:

In connection with your letter dated March 28, 2014 regarding comments of the Staff of the Commission on the Martin Marietta Materials, Inc. Registration Statement on Form S-4 and the Annual Report on Form 10-K for the year ended December 31, 2013, and in connection with our letter dated April 10, 2014 requesting an extension for our response for April 25, 2014, we respectfully request a second extension for our response. We plan to provide our responses to you as promptly as practicable and no later than May 9, 2014.

Please call me at 919.783.4603 if you have any questions or wish to discuss this request.

Sincerely,

/s/ Roselyn R. Bar

Roselyn R. Bar
Senior Vice President, General Counsel &
   Corporate Secretary

c:	Dee Dee Hurst
Nasreen Mohammed